Exhibit 99.1

TD BANK GROUP DECLARES SERIES 14 PREFERRED SHARE DIVIDEND

TORONTO – October 17, 2016 - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend has been declared on its Non-Cumulative Redeemable Class A First Preferred Shares, Series 14 of the Bank, payable on and after October 31, 2016, to shareholders of record at the close of business on October 26, 2016 in an amount per share of $0.1761.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending October 31, 2016, and all future dividends will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate Legal Department – Shareholder Relations (416) 944-6367 Toll free 1-866-756-8936

Alicia Johnston Associate Vice President Corporate and Public Affairs 416-983-3777